Exhibit 14.1

WORLDWIDE CODE

OF BUSINESS CONDUCT

© 2011 Levi Strauss & Co.

Revised on December 7, 2011

Table of Contents

Introduction	04
Accounting Practices	05
Assets	05
Compliance with Laws, Rules and Regulations	05
Computers and Other Equipment	06
Confidential Information—LS&CO.’S	06
Confidential Information—Other Companies’	07
Conflicts of Interest	07
Consultants, Independent Contractors and Other	08
Corporate Opportunities	08
Credit Cards	09
Disciplinary Actions	09
Discrimination and Harassment	09
Drugs and Alcohol	09
E-mail	10
Fair Dealing	10
Family Members	11
Financial Communications	11
Free and Fair Competition	12
Gifts	12
Government Personnel	13
Health and Safety	13
Insider Trading	14
Internal Approval Requirements	14
Internet	14
Loans	15
Local Requirements	15
Media Relations	15
Outside Employment	15
Personnel Information	16
Political Contributions	16
Product Samples	16
Records	16
Reporting Illegal Behavior or Code Violations	17
Software	18
Stock Purchases and Other Business Interests	18
Suppliers	18
Travel and Entertainment Expenses	18
Updates	19
Waivers of the Worldwide Code of Business Conduct	20

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Worldwide

Code of

Business Conduct

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INTRODUCTION

THIS WORLDWIDE CODE OF BUSINESS CONDUCT COVERS A WIDE RANGE OF BUSINESS PRACTICES. IT DOES NOT COVER EVERY ISSUE THAT MAY ARISE; INSTEAD, IT SETS OUT BASIC PRINCIPLES TO GUIDE ALL EMPLOYEES OF THE COMPANY. LS&CO. AND ITS AFFILIATES EXPECT YOU TO CONDUCT YOURSELF ACCORDINGLY AND SEEK TO AVOID EVEN THE APPEARANCE OF IMPROPER BEHAVIOR. FOR MORE SPECIFIC GUIDANCE ABOUT APPLYING THESE POLICIES, YOU SHOULD ASK YOUR MANAGER. IF YOU VIOLATE THESE STANDARDS, YOU MAY BE SUBJECT TO DISCIPLINARY ACTION, INCLUDING TERMINATION OF EMPLOYMENT, AS APPROPRIATE AND WHERE PERMITTED BY LOCAL LAW.

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ACCOUNTING PRACTICES

LS&CO.’S responsibilities to its stockholders and lenders, as well as its obligations under the laws governing corporations, require that all transactions be fully and accurately recorded in the company’s books and records. False or misleading entries, unrecorded funds or assets or payments without appropriate supporting documentation and approval are strictly prohibited. All of the company’s books, records, accounts and financial statements must be maintained in appropriate detail and accurately reflect the company’s transactions. These documents must strictly conform to local tax and accounting requirements and practices, applicable legal requirements and the company’s systems of internal and disclosure controls. In addition, any effort to coerce, manipulate or mislead our independent auditor is prohibited.

ASSETS

You have a responsibility to protect the company’s property and resources. Theft, carelessness and waste have a direct impact on our business success. You should report any suspected incident of fraud or theft to your manager and the company’s Security department for investigation. In addition, you should take care to ensure that assets are not loaned, sold or donated to others without proper authorization and documentation.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Obeying the law is the starting point in how we do business. Laws affect all aspects of our business, including how we make, market, promote and sell our products, how we treat each other, and how we communicate about our operations. You must respect and follow the laws where we operate. Although you are not expected to know the details of every law, it is important to know enough to determine when to seek advice from your manager or the Legal department. If a law conflicts with LS&CO.’S Worldwide Code of Business Conduct, you must comply with the law; however, if a local custom conflicts with our Code, you must comply with this Code. If you are uncertain as to what you should do, please contact your manager or the Human Resources or Legal departments.

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COMPUTERS AND OTHER EQUIPMENT

You should use company equipment for company business. You can also use it for incidental and limited personal purposes. Each of us has the obligation to care for this equipment and use it responsibly. If you use LS&CO. equipment at your home or off site, you should take precautions to protect it from theft or damage, just as if it were your own. When you leave LS&CO. employment, you must immediately return all company-owned equipment.

CONFIDENTIAL INFORMATION—LS&CO.’S

LS&CO.’S confidential and proprietary information is a critically important asset. Keeping it confidential is essential to successful innovation and competitive advantage. Proprietary information which should be kept confidential includes, for example, intellectual property such as new product ideas, concepts and direction; new fabric component, finish or fit technologies; ideas for new trademarks and names; strategic and annual business plans; marketing plans; sales, volume and sell-through data; supplier pricing information; and forecasts and financial plans. Information security policies exist to protect corporate information. Unauthorized access, use or distribution of confidential information violates company policy. It could also be illegal and result in civil or even criminal penalties for the company and for you.

When you joined LS&CO., many of you signed an agreement to protect our information. This agreement remains in effect for as long as you work for the company, as well as after you leave LS&CO. Under this agreement, you may not disclose LS&CO.’S confidential information to unauthorized people or use it to benefit anyone other than LS&CO. without the company’s prior written consent, unless required by law. Complying with this agreement is a fundamental term of your employment.

To be successful, we must work closely with our suppliers and other business partners. From time to time, you may need to disclose our proprietary information to them. However, you should not make such disclosures without carefully considering the potential benefits and risks. If you determine in consultation with your manager that disclosure of confidential information is necessary, you should work with the Legal department to put in place appropriate nondisclosure arrangements with our business partners before disclosure takes place.

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CONFIDENTIAL INFORMATION—OTHER COMPANIES’

LS&CO. has business relationships with many companies and individuals. Sometimes they will volunteer confidential information about their products or business plans to induce LS&CO. to do business with them. At other times, we may request that a third party provide confidential information to permit us to evaluate a potential business relationship. Whatever the situation, we must take special care to handle the confidential information of others responsibly and in accordance with any agreement we may have in place with them. To that end, you should accept only the information necessary to accomplish your goal, such as a decision on whether to proceed to negotiate a deal. If more detailed or extensive confidential information is offered and it is not necessary for your immediate purposes, you should refuse it.

CONFLICTS OF INTEREST

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the company. A conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her company work objectively and effectively. Conflicts of interest may also arise when an employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the company. Other examples of potential conflicts include employees in a supervisor-subordinate relationship who marry, become domestic partners or become involved in a significant relationship.

In addition, it is a conflict of interest for a company employee to work simultaneously for a competitor, customer, supplier, lender or adviser. For example, you are not allowed to work for or be associated with a competitor in any capacity. Other examples of potential conflicts would include working part-time or full time as an employee for oneself or for another, or acting as a consultant or board member for a competitor. It is company policy to avoid any direct or indirect business connection with our customers, suppliers, lenders, advisers or competitors, except when working on our company’s behalf or for our company’s benefit.

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Some situations involving conflicts of interest are called out in this document, but it would be impractical to include a complete list here. For more information, see the relevant policies on your regional Intranet. Conflicts of interest may not always be clear cut, so if you have a question or become aware of a potential conflict, you are obligated to consult with higher levels of management, Human Resources or the Legal department.

CONSULTANTS, INDEPENDENT CONTRACTORS AND OTHER SERVICE PROVIDERS

LS&CO. sometimes engages consultants, independent contractors and other third parties to provide services and to act on its behalf. Our relationships with them must always be proper, lawful and documented. Commissions, fees and discounts must always be set out in a written agreement and reflect the value to LS&CO. of the service being provided. They should never exceed amounts that are reasonable and customary in our industry. When LS&CO. engages consultants, independent contractors and other third parties, they must be made aware of and, be requested to ensure that its conduct does not violate LS&CO’s policy regarding the prohibition on bribery contained in the LS&CO. Global Anti-Bribery & Anti-Corruption Policy.

CORPORATE OPPORTUNITIES

You may not take personal advantage of opportunities that are discovered through the use of corporate property, information or your position without the consent of the Board of Directors. You may not use corporate property, information or your position for personal gain, and you may not compete with LS&CO. directly or indirectly or assist any third party in doing so during the course of your employment with LS&CO. You have a duty to the company to advance its legitimate interests when the opportunity to do so arises.

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CREDIT CARDS

If you are issued a corporate card, you are responsible for activity related to these credit cards, including purchases, payments, late fees and penalties. Unless local law or Company policy specifically provides otherwise, the corporate card is to be used for business-related travel, entertainment expenses and purchasing business-related operating expenses such as supplies, subscriptions, postage and printing. Company policy prohibits the use of these cards for personal expenses. Unauthorized use violates company policy and, where appropriate, will lead to disciplinary action, up to and including termination. For more information regarding the corporate card policies, see the relevant policies on your regional Intranet.

DISCIPLINARY ACTIONS

This Worldwide Code of Business Conduct is of the utmost importance to LS&CO. It helps us conduct business in accordance with our values. We expect all of our employees to adhere to these standards while working for the company. LS&CO. will take appropriate action against any employee whose conduct violates these policies or any other of LS&CO.’S specific policies. Disciplinary actions may include termination of employment, as appropriate and where permitted by local law.

DISCRIMINATION AND HARASSMENT

Our policies prohibit discrimination and harassment of any kind by any employee. Discrimination, harassment, slurs or jokes based on a person’s race, color, creed, religion, national origin, citizenship, age, sex, sexual orientation, marital status or mental or physical disability, as well as other individual attributes or statuses that may be protected under local law, will not be tolerated. You should report harassment or discrimination immediately to your manager or your Human Resources representative. LS&CO. intends to provide a work environment that is fair and nondiscriminatory.

DRUGS AND ALCOHOL

You may not possess, transfer, purchase, sell or use (unless professionally prescribed) any illegal “controlled substance” or drug at work. The unauthorized use or excessive consumption of alcohol during work or at company-sponsored events is prohibited.

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E-MAIL

E-mail is a convenient, fast and effective way to communicate with other employees, our business partners and customers worldwide; however, it must be used appropriately. Irresponsible, careless or insensitive statements in an e-mail can be taken out of context and used against you and the company. Similarly, disparaging comments made against others could, under certain circumstances, constitute libel or a form of harassment.

LSA/APD employees:

Your LS&CO. e-mail account is established to conduct company business and enhance your productivity. Subject to local laws, e-mail sent or received on the company’s email system is the property of LS&CO., and even though a password is assigned, you have no right to privacy for documents, addresses or correspondence contained on the company’s e-mail system, nor is any information on the system your “confidential information.” For more information, see the relevant policies on your regional Intranet.

LSEMA employees:

Your LS&CO. e-mail account is established to conduct company business and enhance your productivity. Subject to local laws, e-mail sent or received on the company’s e-mail system is the property of LS&CO. Your right to privacy of documents, addresses and correspondence contained on the company’s e-mail system is protected in accordance with local provisions of law. For more information, see the relevant policies on your regional Intranet.

FAIR DEALING

We seek to outperform our competition fairly and honestly. We seek competitive advantage through superior performance and products, not through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies is prohibited. You should respect the rights of and deal fairly with the company’s customers, suppliers, competitors and employees. You should not take unfair advantage of

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anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, bribery or any other intentional unfair business practice. Nor should you assist others at LS&CO or its consultants, independent contractors and other third parties with which it deals to take unfair advantage of anyone in these ways.

FAMILY MEMBERS

Members of the same family can work at LS&CO. and in the same general location. In order to avoid the perception of favoritism or conflict of interest, employees should avoid hiring, managing, promoting, transferring or giving work assignments to any individual who is a relative, domestic partner or other person with whom the employee has a significant personal relationship. If you wish to engage in such a transaction, you must obtain prior approval from your local Human Resources department.

In addition, you should avoid doing business with or buying goods or services for LS&CO. from a member of your family or a business in which you or one of your family members is associated in any management, ownership or other important role. If you wish to engage in such a transaction, you must obtain prior approval from LS&CO.’S General Counsel. You should conduct any company dealings with anyone related to you in a way that avoids preferential treatment.

FINANCIAL COMMUNICATIONS

LS&CO. discloses its financial results in filings with the U.S. Securities and Exchange Commission (SEC) and other authorities and through public investor conference calls and press releases. Regardless of where you are employed, you should not disclose any financial information, other than data already made public, without prior approval of the Chief Financial Officer or the Corporate Treasurer. This close control over financial disclosure is important for confidentiality reasons and to ensure that we comply with U.S. and other applicable securities laws.

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In addition, LS&CO. has specific policies regarding who may communicate information to the media and the financial analyst community. When in doubt, you should refer all inquiries or calls from the media to the following: for U.S. employees—staff in the Worldwide Communications department; for LSEMA—staff in the Corporate Affairs department in Brussels; for LSAPD—staff in the Corporate Affairs department in Singapore. You should refer all financial analyst calls to staff in the Corporate Treasury department in San Francisco. For more information, see the relevant policies on your regional Intranet.

FREE AND FAIR COMPETITION

Most countries have well-developed bodies of “antitrust,” “competition,” or “consumer protection” laws designed to encourage and protect free and fair competition. These laws often regulate LS&CO.’S relationships with its retailers, including pricing practices, discounting, credit terms, promotional allowances, exclusive distributorships, franchisee relationships, licensee relationships, restrictions on carrying competing products, termination and many other practices.

They also govern, usually quite strictly, relationships between LS&CO. and its competitors. As a general rule, contacts with competitors should be limited and should always avoid subjects such as prices or other terms and conditions of sale, customers and suppliers. Participating with competitors in a trade association may be acceptable within defined limitations.

LS&CO. is committed to obeying these laws. The consequences of not doing so can be severe. The application of these laws to particular situations can be quite complex; you should involve our Legal department early on when questions arise.

GIFTS

Never accept or give payments, gifts, loans or any other favors from or to anyone who is doing, or wishes to do, business with LS&CO. There are exceptions to this general rule; they are outlined in the Global Gifts Policy in the Human Resources section of your regional Intranet. Please note that in some countries where we are located, such gifts, loans or other favors are illegal. For information on gifts from and to suppliers, as well as honorariums, see the relevant policies on your regional Intranet website. The Legal department also can provide guidance.

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BRIBERY OF GOVERNMENT PERSONNEL AND PRIVATE INDIVIDUALS

LS&CO. will only conduct business in compliance with the law. This means that we will not authorize, pay, promise or offer to give anything to a government official or to a private individual in order to improperly influence that individual to act favorably towards LS&CO. We will not request or authorize any third party to make any such payment, promise or offer. Such behavior constitutes bribery and is unacceptable business conduct wherever LS&CO. operates or wherever its products are sold or sourced. It is prohibited to receive a bribe on behalf of LS&CO from a government official or a private person. Failure to comply with any provision of this policy or other related company policy is a serious violation, and may result in disciplinary action, up to and including termination, as well as civil or criminal charges. For more guidance on interactions with government personnel, please see the LS&CO. Global Anti-Bribery & Anti-Corruption Policy on your regional Intranet or contact the Legal Department.

Facilitation payments, made to low-level government officials in order to expedite or “facilitate” routine government actions over which such officials have no discretion are considered a form of bribery and are also prohibited, subject to certain exceptions and procedures set out in the LS&CO. Global Anti-Bribery & Anti-Corruption Policy .

HEALTH AND SAFETY

You are required to obey the company’s safety and health rules and practices, to report accidents, injuries and unsafe equipment, practices or conditions, and to exercise caution in all of your work activities. Violence and threatening behavior are not permitted and will result in disciplinary action, including termination of employment. You should report any unsafe condition to your supervisor immediately.

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INSIDER TRADING

You may have access to information about LS&CO.’S business performance that has not been released publicly. Material non-public information about LS&CO.’S business is called “inside” information and can be financial or other information that an investor would, or would likely, consider important in evaluating our bonds or other securities.

Trading bonds on the basis of inside information, regardless of the size of the trade, and providing inside information to any party who may use such information to trade, may be a serious violation of U.S. securities laws and the laws of other countries as well. This is true regardless of where in the world you reside. Likewise, if you have material, nonpublic information on our suppliers, trading in their securities may also raise legal issues. For more information, see the relevant policies on your regional Intranet.

INTERNAL APPROVAL REQUIREMENTS

Employees at various levels of the organization are authorized to make external commitments and expenditures on behalf of LS&CO. You are responsible for understanding and complying with the policy that applies to you. For more information, see the relevant policies on your regional Intranet.

INTERNET

Internet access through LS&CO. should be used to conduct company business and to enhance our expertise and productivity. Incidental and limited personal use is permitted. For more information, see the relevant policies on your regional Intranet. In addition, please remember that any screen display or printout of any subject, article or Web page you access via the Internet can be viewed by others just as they might view a poster on your wall. You should take care to ensure that you are not displaying images that might be deemed offensive or a form of harassment.

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LOANS

Loans by LS&CO. to directors, officers and employees are subject to legal and contractual limitations and, in some cases, are illegal. Any loan by LS&CO. to a director, officer or employee requires approval in writing by the Senior Vice President, Worldwide Human Resources and by the Chief Financial Officer.

LOCAL REQUIREMENTS

Because LS&CO. operates in many countries around the world with their own laws, LS&CO. may, and will, apply this Code in different ways appropriate for the locality. Nothing in this Code is intended to cover conduct in a way that is inconsistent with local law.

MEDIA RELATIONS

As an industry leader with iconic brands, LS&CO. receives extensive media coverage worldwide. To help manage the communications process, the company has media relations guidelines for employees. For example, you should always consult with the communications professionals in your region before responding to media calls or participating in media interviews. For more information, see the relevant policies on your regional Intranet.

OUTSIDE EMPLOYMENT

You may not engage in employment outside of LS&CO., including self-employment, unless approved in advance by your manager. Outside employment should not interfere with your performance or responsibilities to LS&CO., and you should never use any LS&CO. personnel or property for such purposes. Under no circumstances can you work for or receive any compensation from a supplier, customer, competitor or lender while you are employed at LS&CO.

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PERSONNEL INFORMATION

LS&CO. considers personal employee information such as compensation, performance and development information, home address and phone number, as well as organizational charts, confidential and highly sensitive. Unauthorized access, use or distribution of such information violates company policy and may violate legal requirements.

POLITICAL CONTRIBUTIONS

LS&CO. may communicate its position on important issues to elected representatives and other government officials, and the company encourages its employees to exercise their civic rights and responsibilities. However, you may not use LS&CO. funds or assets for political donations, campaigns or political practices, under any circumstances anywhere in the world, without the prior written approval of LS&CO.’S General Counsel.

PRODUCT SAMPLES

Product samples are considered company property and should be used during the course of employment for legitimate business purposes only. We must protect the Company’s product samples from loss, damage, theft, sabotage or unauthorized use or disposal. This applies to product samples located in the office, supplier warehouses, retail locations, customer premises or product samples ready for CIT donation. Taking or using product samples of any value for personal usage without authorization or purchase at a Company sanctioned sample sale is considered theft of company property. Theft of company property may result in disciplinary action, up to and including termination, as well as civil or criminal charges, subject to local law.

RECORDS

Business records and communications often become public. In business communications, you should avoid inaccurate statements, exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people or companies that could be misunderstood. This applies equally to e-mail, internal memos and formal reports. Records should

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always be retained or destroyed according to the company’s record retention policies, which are established by each LS&CO. business affiliate around the world in compliance with local laws. Altering, destroying, mutilating or concealing documents or other records when LS&CO. is, or has reason to believe that it may be, involved in litigation or a governmental proceeding may have serious legal consequences. If you are involved in company-related litigation or a governmental or internal investigation, please consult the Legal department regarding any questions about documents.

REPORTING ILLEGAL BEHAVIOR OR CODE VIOLATIONS

You are encouraged to talk to your manager, director or other leaders in the Human Resources and Legal departments about observed illegal or unethical behavior, violations of this Worldwide Code of Business Conduct, questionable accounting, internal controls or auditing matters or when you have doubts about the best course of action in a particular situation. It is the company’s policy not to allow retaliation for reports of misconduct by others based on your belief of illegal behavior or Code violations. You are expected to cooperate in internal investigations of misconduct.

Alternatively, if you are uncomfortable raising an issue or a question internally, you can call Levi Strauss & Co.’s Ethics & Compliance Reportline, a service through which you can anonymously report any observed unethical or illegal behavior, violations of the Code, or questionable accounting, internal controls or auditing matters. You can call the Reportline toll-free, 24 hours a day, seven days a week, at 1-800-405-8953. If you are calling from outside the U.S., toll-free country access codes are available, and can be found online at http://lsweb/exec/coc/faq/index.htm

LS&CO. may establish additional ways for employees to report complaints and concerns about accounting, internal controls and auditing matters.

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SOFTWARE

Our Information Technology department must authorize all software used by employees to conduct company business. Never make or use unauthorized copies of any software for company business, whether in the office, at home or on business travel. Doing so may expose you and LS&CO. to potential civil and criminal liability.

STOCK PURCHASES AND OTHER BUSINESS INTERESTS

If you want to buy stock or otherwise make an investment in a customer, supplier or competitor, you must first take great care to ensure that the investment does not compromise your responsibilities to LS&CO. You should consider the size and nature of the investment; the relationship between LS&CO. and the other business (including whether we are buying goods and services from them); your access to LS&CO. confidential information; and your ability to influence LS&CO. decisions. If you have questions about this subject, you should talk with the company’s Chief Financial Officer.

SUPPLIERS

LS&CO.’s suppliers are critical to our success. You may not discuss a supplier’s performance with anyone outside LS&CO. without the supplier’s permission. A supplier is free to sell its products or services to LS&CO.’s competitors, except where they have been designed, fabricated or developed to LS&CO.’s specifications, or where we have made a specific agreement regarding exclusivity and confidentiality.

TRAVEL AND ENTERTAINMENT EXPENSES

The company reimburses employees for necessary business travel and reasonable entertainment expenses. A full description of the company’s policies and procedures on this subject should be reviewed at the appropriate site for you:

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•	LSUS/global staff

http://lsweb/gfweb/policiescontents.htm#travelAndEntertainment

•	LSUS field employees

http://lsweb/gfweb/fam.htm#Travel

•	LSEMA employees

http://lsemaweb/t&e/guidelines.htm

•	LSAPD employees

http://lsweb/gfweb/policies/contents.htm#travelAndEntertainment

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your manager or financial controller. All travel and entertainment transactions requiring reimbursement or payment by the company must contain documentation that fully and accurately describes the nature of the transaction. You should process expense reports in a timely way.

All travel and entertainment transactions must comply with the LS&CO. Global Anti-Bribery & Anti-Corruption Policy.

UPDATES

The company will publish any updates or other changes to this Code initially online, including any new information about how to report concerns or questions. Please see your regional Intranet for updates.

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WAIVERS OF THE WORLDWIDE CODE OF BUSINESS CONDUCT

Any waiver of this Code for executive officers, other than the Chief Executive Officer (“CEO”), must be approved by the CEO. Any waiver of this Code for any director or the CEO must be approved by the Board of Directors.

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